

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 27, 2020

William Corbett
Chief Executive Officer
Innovative Payment Solutions, Inc.
19355 Business Center Drive, #9
Northridge, California 91324

      Re: Innovative Payment Solutions, Inc.
           Registration Statement on Form S-1
           Filed July 17, 2020
           File No. 333-239906

Dear Mr. Corbett:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Daniel Morris at (202) 551-3314 with any questions.

             Sincerely,

             Division of Corporation Finance
             Office of Trade & Services

cc: Hank Gracin, Esq.